UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39659

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Thornhill Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 W. 15TH ST. SUITE 700
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	(212) 668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Ave, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Spencer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thornhill Securities, Inc., as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas
County of Travis
This instrument was acknowledged before me on May 25, 2022 by Scott Spencer.

Notary Public

JEREMY R MYERS
Notary ID #132693977
My Commission Expires
September 24, 2024

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Thornhill Securities, Inc.

Report on Audit of Financial Statement

For the Year Ended March 31, 2022

This report is filed in accordance with rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC document.

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Thornhill Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Thornhill Securities, Inc. (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
May 25, 2022

Statement of Financial Condition
March 31, 2022

ASSETS		
Cash	$	2,092,145
Accounts receivable		252,237
Prepaid expenses and other assets		33,063
TOTAL ASSETS	$	2,377,445
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	350,971
Due to related party		391,120
TOTAL LIABILITIES		742,091
STOCKHOLDER'S EQUITY:		
Common stock $0.01 par value, 10,000,000 shares authorized, 929,826 shares issued and outstanding		9,288
Additional paid in capital		860,451
Retained Earnings		765,615
TOTAL STOCKHOLDER'S EQUITY		1,635,354
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,377,445

See accompanying Notes to Financial Statement

Notes to Financial Statement
For the Year Ended March 31, 2022

1. Organization and Nature of Business

Thornhill Securities, Inc. (the “Company”) is registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). and conducts business as a broker-dealer in the general securities business. In July of 2020, the Company was approved for a change in ownership by FINRA and "Realized Holdings Inc." the "Parent" became the sole-stockholder. The Company offers private placements transactions.

2. Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP") whereby revenues and expenses are recognized in the period earned or incurred.

Cash
The Company keeps all cash balances, in a high quality institution in order to minimize risk relating to exceeding insured limits. As of March 31, 2022, the Company held cash in excess of insured limits in the amount of $1,842,145.

Revenue Recognition

Private Placement Revenue
Private placement revenue is derived from offerings in private investments in which the Company acts as broker or agent. The Company recognizes placement fees revenue upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement. As of March 31, 2022, the Company has no deferred revenues does not have any open contract balances.

Leases
The Company shares space with its Parent under an expense sharing agreement which is cancelable with reasonable notice. This agreement is not subject to ASC 842, Leases. The Company records rent expenses on a monthly basis.

Notes to Financial Statement
For the Year Ended March 31, 2022

Income Taxes

The Company is included in the consolidated tax return of the Parent. The Company calculates the provision for income taxes by using a “separate return” method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. The current provision is the amount of tax payable or refundable based on a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that could be claimed on the Company's hypothetical return and assesses the need for a valuation allowance based on the projected separate return results. As of March 31, 2022, the Company has no deferred taxes.

The Company recognizes the effect of income tax positions taken or expected to be taken in a tax return only if those positions are more likely than not capable of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being sustained. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

The Parent's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for Texas purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2022, the IRS has not proposed any adjustment to the Parent's tax position.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and receivables from customers.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (the “FASB”) has established the Accounting Standards Codification (“Codification” or “ASC”) as the authoritative source of generally accepted accounting principles (“GAAP”) recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (“ASU's”).

For the year ending March 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Notes to Financial Statement
For the Year Ended March 31, 2022

3. Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2022 the Company had a net capital requirement of $49,473. The actual net capital was $1,350,054 which was $1,300,581 in excess of the net capital requirement. Aggregate indebtedness was $742,091 and the ratio of aggregate indebtedness to net capital was .5497 to 1.

4. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of March 31, 2022.

Liquidity
The Company's operations for the year ended March 31, 2022 resulted in significant income, and was able to issue dividends to its stockholder. The stockholder has pledged to continue to provide needed liquidity should the need arise to fund the Company's operations.

Litigation
The Company is subject to various claims and legal actions arising in the ordinary course of business. At March 31, 2022, the Company was not involved in any litigation or active legal actions.

5. Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash.

The Company had seven registered representatives that generated revenues during the year ending March 31, 2022.

6. Income Taxes

The Company is part of a consolidated income tax filing with the Parent. The tax liability owed to the Parent by the Company Of $286,500 has been included in the “Due to related party” balance stated on the Statement of Financial Condition.

7. COVID-19

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8. Subsequent Events

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there was an event which took place that would have a material impact on its financial statements. On April 13, 2022, the Company disbursed $1,100,000 to its Parent as a capital distribution.

9. Related Party Transactions

The Company has entered into an expense sharing arrangement with its Parent and incurs a monthly allocation of rent, wages and overhead costs from its Parent. This allocation was determined based upon the utilization of employee personnel to effectively manage the activities of the Company. As of March 31, 2022 the intercompany balance owed to its Parent for these expenses was $104,620 and included in "Due to related party" on the Statement of Financial Condition.